SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-27611

NOTIFICATION OF LATE FILING

(Check one):

	Form 10-K/Form 10-KSB	☐ Form 11-K	☐ Form 20-F
☒Form 10-Q/Form 10-QSB	☐ Form N-SAR

For period ended: June 30, 2001

☐Transition Report on Form 10-K/Form 10-KSB	☐Transition Report on Form 10-Q/Form 10-QSB
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐Transition Report on Form 11-K

             For the Transition Period Ended:____________________________________________________

             Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

             If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________________________________________________________________
_____________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:             Global Telephone Communication, Inc.

             Former name if applicable: N/A

Suite 1700 -355 Burrard Street,

Address of principal executive office (Street and Number)

Vancouver BC, V6G 2G8

City, state and zip code

PART II
RULE 12b-25(b) AND (c)

             If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

             State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed).

             The Registrant is unable to file timely the Form 10-QSB due to the Registrant’s inability to complete  timely the preparation and review of the audited financial statements to be included in the Form 10-QSB.

PART IV
OTHER INFORMATION

             (1)         Name and telephone number of person to contact in regard to this notification.

Terry Wong	(877)	901-4824

(Name)	(Area Code)	(Telephone Number)

(2)         Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                                                                                                                                                    ☒ Yes     ☐ No

(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                                                    ☐ Yes     ☒ No

             If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Global Telephone Communication, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2001	By:	/s/Terry Wong

Terry Wong
President, CEO

             Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

             Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).